UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          Exide Electronics Group, Inc.
                                (Name of Issuer)

         Common Stock, $0.01 par value (including the associated rights)
                         (Title of Class of Securities)

                                  302052 6 10 5
                                 (CUSIP Number)

      Stig Stendahl, President and Chief Executive Officer, Fiskars OY AB,
       Mannerheimintie 14A, 00101 Helsinki 10, Finland; 011-358-0-618-861
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 with a copy to:
             Ralf Boer, Foley & Lardner, 777 East Wisconsin Avenue,
                   Milwaukee, Wisconsin 53202; (414) 271-2400

                                  October 16, 1997
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement  [_].
   (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        CUSIP No. 302052 6 10 5


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fiskars OY AB

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [_]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         Not Applicable

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Finland

                     7  SOLE VOTING POWER
      NUMBER OF
                             211,053
        SHARES

     BENEFICIALLY
                     8  SHARED VOTING POWER
       OWNED BY
                             1,680,614
         EACH
                     9  SOLE DISPOSITIVE POWER
      REPORTING
                             211,053
        PERSON

         WITH       10  SHARED DISPOSITIVE POWER

                             1,680,614


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,891,667


    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.6%


    14   TYPE OF REPORTING PERSON*

         CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1.   Security and Issuer.

             Common Stock, $0.01 par value
             Exide Electronics Group, Inc.
             8521 Six Forks Road
             Raleigh, NC 27615

   Item 2.   Identity and Background.

             Name of Reporting Person:

             Fiskars OY AB

             State or Other Place of Organization:

             Finland

             Principal Business:

             Fiskars is a Finnish corporation with headquarters in Helsinki, Finland and business operations around the world. Fiskars' Consumer Products Group is the largest of its operations and includes the manufacture and sale of scissors and other houseware products, knives, and lawn and garden tools marketed principally in the United States and Europe. Fiskars' INHA works produces aluminum boats, hinges for the door and window industry, rail fittings and special purpose radiators for sale principally in Finland and other Nordic countries. Fiskars' real estate operations include substantial holdings of real estate properties and related services in Finland. Finally, Fiskars is the largest shareholder of the Metra Group, a financial corporation whose stock is traded on the Helsinki Stock Exchange.

             Address of Principal Business:

             Fiskars OY AB
             Mannerheimintie 14A
             00101 Helsinki 10, Finland

             Address of Principal Office:

             Fiskars OY AB
             Mannerheimintie 14A
             00101 Helsinki 10, Finland

             During the last five years, Fiskars has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

             A list of the executive officers, directors and controlling shareholders, including their addresses and principal occupations, is set forth in Exhibit 1 and incorporated herein by reference. To the best knowledge of Fiskars, none of those individuals during the five years prior to the date hereof (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

   Item 3.   Source and Amount of Funds or Other Consideration.

             Not Applicable

   Item 4.   Purpose of Transaction.

             On October 16, 1997, Fiskars entered into a Stockholder Agreement (the "1997 Stockholder Agreement") with BTR Acquisition Corporation (the "Purchaser"), BTR plc ("Parent") and certain shareholders of Exide Electronics Group, Inc. ("Exide"), pursuant to which, upon the terms set forth therein, Fiskars has agreed to tender, in accordance with the terms of Purchaser's offer to purchase all outstanding shares of common stock, par value $.01 per share of Exide (the "Common Stock"), and warrants to purchase Common Stock, dated October 20, 1997 (the "Offer to Purchase"), 1,680,614 shares of Common Stock, including shares of Common Stock issuable upon conversion of the Series G Convertible Preferred Stock, par value $.01 per share, of Exide (the "Preferred Stock"), beneficially owned by Fiskars. In addition, Fiskars has granted an option to purchase and an irrevocable proxy with respect to such shares to Parent and the Purchaser. Fiskar has agreed to tender its shares of Exide to Purchaser in furtherance of the proposed merger of Purchaser with and into Exide. The information set forth in the "Introduction" and Sections 9 ("Background of the Offer") and 10 ("The Merger Agreement; The Stockholder Agreement") of the Offer to Purchase, and the 1997 Stockholder Agreement, copies of which are filed herewith as Exhibits 2 and 3, respectfully, are incorporated herein by reference.

             Other than as indicated in this Schedule 13D, neither Fiskars nor any of its executive officers, directors or controlling shareholders, has any present plans or proposals which relate to or would result in any of the following (although Fiskars reserves the right to develop such plans or proposals): (i) the acquisition of additional securities of Exide, or the disposition of securities of Exide; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Exide or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Exide or any of its subsidiaries; (iv) any change in the present Board of Directors or management of Exide, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on Exide's Board of Directors; (v) any material change in the present capitalization or dividend policy of Exide;
   (vi) any other material change in Exide's charter or by-laws or other actions which may impede the acquisition of control of Exide by any person; (vii) causing a class of securities of Exide to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of Exide becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

   Item 5.   Interest in Securities of the Issuer.

             (a)-(b) Information concerning the amount and percent of shares of Exide Common Stock beneficially owned by Fiskars OY AB is set forth below.

    Sole Voting and                         Aggregate     Percentage of
      Dispositive     Shared Voting and    Beneficial      Outstanding
         Power        Dispositive Power     Ownership         Shares

        211,053        1,680,614(1)(2)   1,891,667(1)(2)       16.6

   _______________

   (1) Includes (i) 1,000,000 shares of Series G Preferred Stock which are convertible at any time after March 13, 1996 on a share-for-share basis into 1,000,000 shares of Common Stock and (ii) 66,667 shares of Common Stock issuable upon conversion of unpaid dividends as of October 16, 1997.

   (2) See Item 4. The information set forth in the "Introduction", Sections 8 ("Certain Information Concerning Parent and The Purchaser") and 9 ("Background of the Offer") of the Offer to Purchase, and the 1997 Stockholder Agreement is incorporated herein by reference.

   To the knowledge of Fiskars, no shares of Exide Common Stock or other Exide securities are beneficially owned by any of its executive officers, directors or controlling shareholders, except for an option to purchase 6,000 shares of Exide Common Stock held by Stig Stendahl, President and Chief Executive Officer of Fiskars, who is a director of Exide.

             (c) See Item 4 and information in the 1997 Stockholder Agreement, which is incorporated herein by reference. To the best knowledge of Fiskars, none of its executive officers, directors or controlling shareholders has effected any transactions in the Common Stock during the past 60 days.

             (d) See Item 4 and information in the 1997 Stockholder Agreement, which is incorporated herein by reference.

             (e) If the tender offer by Purchaser is consummated, Fiskars will cease to be the beneficial owner of more than 5% of Exide's Common Stock.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             See Item 4. In addition, the information set forth in the "Introduction" and Sections 9 ("Background of the Offer") and 10 ("The Merger Agreement; The Stockholder Agreement") of the Offer to Purchase, and the Stockholder Agreement is incorporated herein by reference.

             On March 13, 1996, Exide and Fiskars entered into a Stockholder Agreement (the "1996 Stockholder Agreement") providing that Fiskars will designate two persons to be elected to the board of directors of Exide (the "Exide Board") and that Exide will nominate and use its best efforts to cause such persons to be elected as directors of Exide (the "Stockholder Representatives"). In the event that Fiskars' beneficial ownership of Exide Stock becomes less than ten percent (10%) or five percent (5%) (after consideration of the Exide Common Stock into which the Series G Preferred Stock may be converted), Fiskars will designate one Stockholder Representative or no Stockholder Representatives, respectively.

             The 1996 Stockholder Agreement also provides that Fiskars will vote all Exide securities owned or controlled by Fiskars in favor of the election of directors nominated by the Exide Board and, on all other matters submitted to a shareholder vote, in accordance with the recommendations of the Exide Board. Fiskars also agreed to cause all Exide securities owned or controlled by Fiskars to be present, in person or by proxy, and represented at all meetings of Exide stockholders.

             The 1996 Stockholder Agreement further provides that Fiskars will not exercise control or otherwise influence the policies and management of Exide, except through the Stockholder Representatives or as provided in the 1996 Stockholder Agreement. The 1996 Stockholder Agreement also restricts further acquisitions or dispositions by Fiskars of Exide securities and gives Fiskars certain registration rights with respect to the Exide Stock.

             Pursuant to the 1997 Stockholder Agreement, Exide exempted the 1997 Stockholder Agreement and Fiskars from the terms of the 1996 Stockholder Agreement including, without limitation, Sections 1.2, 1.3, 3.2, 3.3, 3.4, to the extent necessary so that Fiskars can fully perform its obligations to Parent and the Purchaser under the 1997 Stockholder Agreement.

   Item 7.   Material to Be Filed as Exhibits.

             Exhibit 1: Certain information about executive officers, directors and controlling shareholders of Fiskars.

             Exhibit 2: Offer to Purchase dated October 20, 1997; incorporated by reference to Exhibit (a)(1) to
                            Schedule 14D-1 and Schedule 13D filed by BTR
                            Acquisition Corporation and BTR Plc with respect to Exide, dated October 20, 1997 (the
                            "Schedule 14D-1/13D").

             Exhibit 3: Stockholder Agreement between Fiskars, BTR plc, BTR Acquisition Corporation, James A. Risher, Conrad A. Plimpton Trust and Lance L. Knox 1990 Trust dated October 16, 1997; incorporated by reference to Exhibit (c)(1) to
                            Schedule 14D-1/13D.

             Exhibit 4: Stock Purchase Agreement made as of November 16, 1995, by and among Exide Electronics Group, Inc., Deltec Power Systems, Inc., Fiskars OY AB and Fiskars Holdings, Inc.; incorporated by reference to Exhibit A to Schedule 13D filed by Fiskars with respect to Exide, dated March 22, 1996.

             Exhibit 5: Amendment Agreement made as of February 9, 1996, by and among Exide Electronics Group, Inc., Deltec Power Systems, Inc., Fiskars OY AB and Fiskars Holdings, Inc.; incorporated by reference to Exhibit B to Schedule 13D filed by Fiskars with respect to Exide, dated March 22, 1996.

             Exhibit 6: Stockholder Agreement made as of March 13, 1996, by and between Exide Electronics Group, Inc. and Fiskars OY AB; incorporated by reference to Exhibit C to Schedule 13D filed by Fiskars with respect to Exide, dated March 22, 1996.


                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Dated:  November 11, 1997.


                                      /s/  Stig Stendahl
                                      Stig Stendahl
                                      President and Chief Executive Officer
                                      Fiskars OY AB